FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
28 June 2007
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)
25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
     FORM 6-K: TABLE OF CONTENTS

99.1 Holdings in Company — 28 June 2007

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

/s/ Hester Blanks

(Registrant)

Signed:	Hester Blanks Group Secretary
Dated: 28 June 2007

Exhibit 99.1
TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Cadbury Schweppes plc

2. Reason for the notification	State
Yes/No
An acquisition or disposal of voting rights	No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	Yes
An event changing the breakdown of voting rights	No
Other (please specify):	N/A

3. Full name of person(s) subject to the notification obligation (iii):	Nelson Peltz
4. Full name of shareholder(s) (if different from 3.) (iv):	See section 9 below
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v):	27 June 2007
6. Date on which issuer notified:	28 June 2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:
A: Voting rights attached to shares

Class/type	Situation
of shares	previous to the		Resulting situation
if possible using	Triggering		after the triggering
the ISIN CODE	transaction (vi)		transaction (vii)
	Number	Number	Number	Number of voting		% of voting
	of	of	of	rights (ix)		rights
	Shares	Voting	shares
Rights
(viii)
			Direct	Direct	Indirect	Direct	Indirect
				(x)	(xi)
N/A

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

			Number of voting
			rights that may be
Type of		Exercise/	acquired if the
financial	Expiration	Conversion	instrument is	% of voting
instrument	date (xiii)	Period/ Date (xiv)	exercised/ converted	rights
Total Return Swap entered into by Trian Partners Master
Fund, L.P (“Trian Offshore”)	17.12.08	Exercisable at any time	34,774,683	1.65387

Total Return Swap entered into by Trian Partners Master
Fund (Non-ERISA), LP (“Trian Non-ERISA”)	17/12/08	Exercisable at any time	9,501	0.00045

Total Return Swap entered into by Trian Partners, L.P
(“Trian Onshore”)	17/12/08	Exercisable at any time	10,438,838	0.49646

Total Return Swap entered into by Trian Partners,
Parallel Fund I L.P (“Parallel Fund I”)	17/12/08	Exercisable at any time	1,353,080	0.06435

Total Return Swap entered into by Trian Partners,
Parallel Fund II L.P (“Parallel Fund II”)	17/12/08	Exercisable at any time	306,502	0.01457

Total Swap Return entered in to by TCMG-MA, LLC
(“TCMG”)	17/12/08	Exercisable at any time	2,506,205	0.11919

Total Return Swap entered by Trian SPV (SUB) II, L.P
(“SPV II”)	17/12/08	Exercisable at any time	23,576,458	1.12128

Total (A+B)
Number of voting rights	% of voting rights
72,965,267	3.47020%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Nelson Peltz, is the ultimate person who is interested in the 72,965,267 ordinary shares pursuant to a series of total swap returns that the entities listed in section 8 above have entered into. Each of these entities are controlled by Nelson Peltz through a series of general partnerships: Trian Partners General Partner, LLC. is the general partner of Trian Onshore, Trian Offshore, Trian Non-ERISA and SPV II and is interested in 68,799,480 ordinary shares of the Company; Trian Partners Parallel Fund I, General Partner, LLC is the general partner of Parallel Fund I and is interested in 1,353,080 ordinary shares of the Company; Trian Partners Parallel Fund II General Partner, LLC (“ Parallel Fund II GP LLC”) is the general partner of Trian partners Parallel Fund II GP, L.P. (“Parallel Fund II GP”) which in turn is the general partner of Parallel Fund II and both Parallel Fund II GP LLC and Parallel Fund II GP are interested in 306, 502 ordinary shares of the Company; and TCMG is managed under a separate account by Trian Fund Management, L.P (“Trian Management”) which in turn has Trian Fund Management GP, LLC (“Trian Management GP”) as its general partner and both Trian Management and Trian Management GP are interested in 2,506,205 ordinary shares of the Company.
Proxy Voting:
10. Name of the proxy holder:
      N/A
11. Number of voting rights proxy holder will ceaseto hold:
      N/A
12. Date on which proxy holder will cease to hold voting rights:
      N/A
13. Additional information:
14. Contact name: Victoria Hames
15. Contact telephone number: 0207 830 5178